EXHIBIT 99(4)

Translation from Hebrew of Contents of Immediate Reports
relating to the Termination of Services, and Appointment,
of Independent Auditors
of
Scailex Corporation Ltd.

December 31, 2006

To:	To
Israel Securities Authority	The Tel-Aviv Stock Exchange

Immediate Report relating to Auditor
Ceasing to Serve in such position
Regulation 35(a) of Securities Law Regulations (Periodic & Immediate Reports) 1970

1.	Name of Auditor: Kesselman & Kesselman, Certified Public Accountants

2.	Date of Commencement of Service: December 31, 1975

3.	Date of Termination of Service: December 31, 2006

4.	To the best of the Corporation’s knowledge, the termination of the services is not related to circumstances to which the holders of the Corporation’s securities must be informed.

The date and time where the Corporation was for the first time informed about the event or the matter: December 31, 2006 at 14:00.

Keselman & Keselman will continue to be the Corporation’s Independent Auditors up to the end of the fiscal year of 2006.

Immediate Report relating to the
Appointment of Auditors
Regulation 35(b) of Securities Law Regulations (Periodic & Immediate Reports) 1970

1.	Name of Auditor: Brightman, Almagor & Co., Certified Public Accountants

2.	Date of Commencement of Service: January 1, 2007

3.	Address: 1 Azrieli Center, Circular Tower, Tel Aviv 67021

4.	On December 31, 2006, the Annual Meeting of the Company approved the appointment of Brightman, Almagor & Co as the Company’s Independent Auditors.

Kesselman & Kesselman who served as the Independent Auditors of the Company will continue as the Company’s Independent Auditors until the end of the fiscal year of 2006.